December 15, 2016

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Suzanne Hayes
Assistant Director

Re:	Axsome Therapeutics, Inc.
Registration Statement on Form S-3
File No. 333-214859

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Axsome Therapeutics, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-214859) (the “Registration Statement”), so that the Registration Statement may become effective at 4:00 p.m. (Washington, D.C. time) on December 16, 2016, or as soon as practicable thereafter.

In connection with this request, the Company acknowledges that:

•                                          should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

AXSOME THERAPEUTICS, INC.

By:	/s/ Herriot Tabuteau, M.D.
Name:	Herriot Tabuteau, M.D.
Title:	Chief Executive Officer